SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
REGISTRATIONS BRANCH
16

17005661

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. Cattlemen Road, Suite 106
(No. and Street)

Sarasota (City) FL (State) 34232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Douglas Townsend (941) 702-8237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Boulevard (Address) Tampa (City) FL (State) 33611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA ANN BEACH
Notary Public - State of Florida
My Comm. Expires Nov 27, 2018
Commission # FF 147105
Bonded Through National Notary Assn

Notary Public

Signature

Chief Financial Officer

Title

STATE OF FLORIDA
COUNTY of Sarasota
This 17th Day of Febury 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

As of December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GF Investment Services, LLC

We have audited the accompanying statement of financial condition of GF Investment Services, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of GF Investment Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Accell Audit & Compliance, PA

Tampa, Florida
February 21, 2017

GF INVESTMENT SERVICES, LLC
Statement of Financial Condition
As of December 31, 2016

Assets

Cash and cash equivalents	$	255,525
Deposits with clearing agency		175,525
Commissions receivable		235,531
Other accounts receivable, net of allowance for doubtful accounts of $26,333		-
Prepaid expenses		87,391
Equipment, net of accumulated depreciation of $4,531		20,844
	$	774,816

Liabilities and Members' Equity

Liabilities:		
Commissions payable	$	269,221
Accounts payable & accrued expenses		49,343
Payable to clearing agency		45,653
Payable to affiliate		127,172
Capital lease obligation		19,171
		510,560
Members' equity		264,256
	$	774,816

See report of independent registered public accounting firm and notes to the financial statements.

GF INVESTMENT SERVICES, LLC
Notes to Financial Statements
December 31, 2016

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized in perpetuity as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has a single class of Membership Interests. The Members may be subject to capital calls and each Member is required to contribute its pro-rata share of such capital call, based upon its Membership Interest. Failure to satisfy its portion of a capital call by any Member shall result in a recalculation of that Member's Membership Interest. The Members are not otherwise personally liable, directly or indirectly, for any debt, obligation or other liability of the Company pursuant to the Florida Revised Limited Liability Company Act.

On September 30, 2016, the Company and its Members entered into a Membership Interest Purchase Agreement whereby the Members would transfer their Membership Interest to Global Financial Private Capital, LLC. (GFPC), an affiliate through common ownership by the Members of the Company. Global Financial Advisory, Inc. (GFA), another affiliate through common ownership by the Members of the Company, was also converted to a limited liability company and contributed to GFPC as a part of the Membership Interest Purchase Agreement. GFPC would simultaneously be acquired by GFPC Holdings, LLC (Holdings), a newly formed holding company which would then be owned by the existing Members of the Company as well as additional investors in Holdings. As of December 31, 2016, the Company is still awaiting approval from FINRA for the transfer of its ownership to GFPC.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representative's range from 20% to 95%.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

(c) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. Company policy is to write off receivables as a charge to the allowance for doubtful accounts, when in its estimation, it is probable that the receivable is uncollectible. No allowance for doubtful receivables was recorded at December 31, 2016, as management believes all receivables to be fully collectible.

(d) Other Accounts Receivable

Other accounts receivable represent amounts due from the independent registered representatives for administrative charges to the registered representatives by the Company. As of December 31, 2016, the Company had $26,333 of Other accounts receivable. As these receivables represented a large number of individually small receivables from a number of registered representatives who are no longer actively conducting business with the Company, it is estimated by the Company that none of these are collectible. Accordingly, an allowance for doubtful accounts for $26,333 has been established.

(e) Equipment

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method.

(f) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its members in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, Income Taxes (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2013, and all subsequent years.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and commissions receivable. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2016, cash deposits exceed federally insured limits by approximately $5,525. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. Commissions receivable represent a large number of individually small transactions that are receivable from a number of different insurance and mutual fund companies. The Company believes this diversification in contra-parties effectively reduces the credit risk associated with these receivables.

(3) Deposits with Clearing Agency

As of December 31, 2016, the Company had cash deposits of $175,525 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable with Related Party

At December 31, 2015, the Company held a note receivable with accrued interest receivable of $54,536 as the remining outstanding balance for an original loan of $250,000 to an affiliate, Global Financial Advisory, Inc. (GFA). GFA repaid the outstanding balance and accrued interest in January, 2016.

(5) Equipment

Equipment at December 31, 2016 consists entirely of office furniture that is subject to a capital lease. This office furniture is being depreciated on a straight-line basis over 7 years.

(6) Capital Lease Obligations

The Company entered into a capital lease in September, 2015 for certain office furniture. All of the assets reported under Equipment on the Statement of Financial Condition are pledged as collateral for this capital lease. The lease term is 5 years and has an effective interest rate of 13.6%. Future minimum lease payments under the capital lease at December 31, 2016 are as follows:

Years ending December 31,		
2017	$	6,769
2018		6,769
2019		6,769
2020		3,949
Future minimum lease payments		24,256
Amount representing interest		5,085
Capital lease obligation	$	19,171

(7) Transactions with Affiliated Companies

The Company has expense sharing agreements with GFA as well as GFPC under which certain general and administrative costs as well as rent and related building expenses are paid by GFA or GFPC and allocated to the Company. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. At December 31, 2016, $4,862 of shared expense was due to GFA and $122,310 was due to GFPC. Both amounts are included in Payable to affiliate in the Statement of Financial Condition.

(8) Retirement Plan

The Company participates in a 401(k) plan along with GFA and GFPC which covers all employees of the combined entities. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis that is not in excess of 3% of the employee's compensation, plus 50% of each dollar that exceeds 3%, not to exceed 5% of the employee's compensation.

(9) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(10) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material impact on the Company's financial position. At December 31, 2015, the Company had accrued the insurance deductible balances for the potential liability of $131,430 for cases outstanding as of December 31, 2015. These cases were all resolved during 2016 with no material impact on the Company's results of operations for 2016. The Company is not aware of any existing or potential claims that would require accruals for potential losses at December 31, 2016.

(11) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $156,021 which exceeded the net capital requirement by $106,021. The Company's ratio of aggregate indebtedness to net capital was 3.3 to 1 at December 31, 2016.

(12) Subsequent Events

The Company has evaluated events and transactions for the potential recognition or disclosure in the financial statements through February 21, 2017, the date which financial statements were issued.